

August 12, 2021

Andy MacMillan
Chief Executive Officer
User Testing, Inc.
144 Townsend Street
San Francisco, CA 94107

> **Re: User Testing, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 3, 2021**
> **CIK No. 0001557127**

Dear Mr. MacMillan:

We have reviewed your amended draft registration statement and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments. Reference to our prior comment refers to our letter dated July 14, 2021.

Amendment No. to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 70

1. Your response to prior comment 1 explains that in a subsequent amendment you intend to disclose the total number of customers in your discussion of the percentage of revenue contributed by existing customers. Please provide this information for each period presented.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff

Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ran Ben-Tzur, Esq.